Exhibit 99.3

WNS (HOLDINGS) LIMITED

PROXY STATEMENT

ANNUAL GENERAL MEETING

To be Held on September 4, 2012

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the “Board” or the “Board of Directors”) of WNS (Holdings) Limited, a company incorporated in Jersey, Channel Islands (the “Company” or “WNS”), of proxies for voting at the Company’s Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held on September 4, 2012 at 11.30 am (Jersey time), at the registered office of the Company located at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands, or any adjournments thereof, for the purposes summarized in the accompanying Notice of Annual General Meeting and described in more detail in this Proxy Statement.

Shareholders Entitled to Notice of and to Vote at the Annual General Meeting

The Board has fixed the close of business on July 31, 2012 as the date for determining those holders of ordinary shares (collectively, the “Shareholders”) who will be entitled to notice of and to vote at the Annual General Meeting. Copies of the Notice of Annual General Meeting, this Proxy Statement, the accompanying Form of Proxy appointing a proxy or proxies, and the notice of availability of the Company’s annual report on Form 20-F for the financial year ended March 31, 2012 (as amended by Amendment No. 1 thereto) (the “Annual Report”) were first mailed to Shareholders on or about August 1, 2012. Shareholders are advised to read this Proxy Statement carefully prior to returning their Form of Proxy.

A Shareholder is a person whose name appears on our Register of Members as a holder of our ordinary shares.

At the close of business on June 30, 2012 there were 50,138,634 ordinary shares issued and outstanding.

Quorum

No business may be transacted at any general meeting unless a quorum of Shareholders entitled to vote at the meeting is present. Pursuant to the Articles of Association of the Company, the quorum for the holding of general meetings is not less than two Shareholders present in person or by proxy holding ordinary shares conferring not less than one-third of the total voting rights. If a quorum is not present, the Annual General Meeting will be adjourned to 11.30 am (Jersey time) on September 11, 2012 at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands.

Proxies

To be valid, the instrument appointing a proxy or proxies, and any power of attorney or other authority (e.g. board minutes) under which it is signed (or a notarized copy of any such power or authority), must be deposited at the office of Computershare Investor Services, Proxy Team at The Pavilions, Bridgwater Road, Bristol, BS99 6ZY not less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote. A proxy need not be a Shareholder. Shareholders may appoint any member of the Board or any other person as their proxy. The appointment of a proxy will not prevent a Shareholder from subsequently attending and voting at the meeting in person.

A Shareholder may appoint more than one person to act as his proxy and each such person shall act as proxy for the Shareholder for the number of ordinary shares specified in the instrument appointing the person as proxy. If a Shareholder appoints more than one person to act as his proxy, each instrument appointing a proxy shall specify the number of ordinary shares held by the Shareholder for which the relevant person is appointed his proxy. Each duly appointed proxy has the same rights as the Shareholder by whom he was appointed to speak at a meeting and vote at a meeting in respect of the number of ordinary shares held by the Shareholder for which he was appointed as proxy.

A proxy may be revoked by: (i) giving the Company notice in writing deposited at the office of Computershare Investor Services, Proxy Team at The Pavilions, Bridgwater Road, Bristol, BS99 6ZY before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote; (ii) depositing a new Form of Proxy with the Company Secretary before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote (although it should be noted that the new form of proxy will only be a valid proxy, as opposed to being capable of revoking an earlier Form of Proxy, if deposited not less than 48 hours before the time appointed for the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote); or (iii) attending in person and voting on a poll. No instrument appointing a proxy shall be revoked by the appointing Shareholder attending and participating in a meeting, unless the appointing Shareholder votes on a poll at the meeting in respect of the ordinary shares for which the relevant proxy is appointed his proxy.

Voting

On a show of hands, every Shareholder present in person or by proxy shall have one vote and on a poll, every Shareholder present in person or by proxy shall have one vote for each ordinary share held or represented. On a poll, a Shareholder entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. A resolution put to the vote of Shareholders at the Annual General Meeting will be decided on a show of hands unless a poll is demanded by the Chairman of the Annual General Meeting or a Shareholder present in person or by proxy and entitled to vote at the Annual General Meeting. In the case of joint holders only one of them may vote and in the absence of election as to who is to vote, the vote of the holder whose name appears first in order in the Register of Members, whether in person or by proxy will be accepted to the exclusion of the votes of the other joint holders.

Ordinary shares represented by a duly executed instrument appointing a proxy or proxies that is deposited with the Company at the office of Computershare Investor Services, Proxy Team at The Pavilions, Bridgwater Road, Bristol, BS99 6ZY (at least 48 hours before the time appointed for the Annual General Meeting) will be voted at the Annual General Meeting in accordance with Shareholders’ instructions contained in the instrument.

Resolutions 1 to 6 are proposed as ordinary resolutions. On a show of hands, each of the ordinary resolutions to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of a simple majority of Shareholders present in person or by proxy and voting at the Annual General Meeting. If a poll is demanded in the manner described above, each of the ordinary resolution(s) to be proposed at the Annual General Meeting for which voting by poll is demanded will be duly passed by the affirmative vote of a simple majority of votes cast at the Annual General Meeting for each ordinary share held or represented, with each Shareholder present in person or by proxy having one vote for each ordinary share held or represented. In the event of an equality of votes, whether upon a show of hands or on a poll, the Chairman of the Annual General Meeting shall not be entitled to a second or casting vote.

General Information

The entire cost of the solicitation of proxies for the Annual General Meeting will be borne by WNS.

In this Proxy Statement, references to “$” or “US$” mean United States dollars, the legal currency of the United States.

SUMMARY OF PROPOSALS

Shareholders will be requested to vote on the following proposals at the Annual General Meeting:

1.	Adoption of the annual audited accounts of the Company for the financial year ended March 31, 2012, together with the auditors’ report;

2.	Re-appointment of Grant Thornton India LLP as the auditors of the Company;

3.	Approval of auditors’ remuneration for the financial year ending March 31, 2013;

4.	Re-election of the Class III Director, Mr. Jeremy Young;

5.	Re-election of the Class III Director, Mr. Eric Herr;[1] and

6.	Approval of Directors’ remuneration for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2013.

PROPOSAL NO. 1

THAT the audited accounts of the Company for the financial year ended March 31, 2012, including the report of the auditors, be and hereby are adopted.

A company’s auditors are required by the Companies (Jersey) Law 1991 (the “Jersey Companies Act”) to make a report to the company’s shareholders on the accounts examined by them. The auditors’ report must state whether in their opinion the accounts have been properly prepared in accordance with the law and in particular whether either a true and fair view is given or the accounts are presented fairly in all materials respects.

The Company’s financial statements included in the Annual Report have been prepared in conformity with United States generally accepted accounting principles and are accompanied by the auditors’ report from Grant Thornton India LLP. Shareholders are requested to adopt the audited accounts of the Company for the year ended March 31, 2012, together with the auditors’ report.

The Board recommends a vote “FOR” the adoption of the audited accounts of WNS for the financial year ended March 31, 2012, together with the auditors’ report.

[1]	One of our Class III directors, Mr. Deepak Parekh, has chosen not to stand for re-election and hence his term of directorship will expire at this Annual General Meeting.

PROPOSAL NO. 2

THAT Grant Thornton India LLP be and hereby is re-appointed as the Company’s independent auditors until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2013.

A public company incorporated under the laws of Jersey, Channel Islands, is required by the Jersey Companies Act at each annual general meeting to obtain shareholders’ approval to appoint an auditor to hold office from the conclusion of that meeting to the conclusion of the next annual general meeting.

Shareholders are requested to approve the re-appointment of Grant Thornton India LLP as the Company’s auditors in respect of the financial year ending March 31, 2013 and until the annual general meeting of the Company to be held in 2013.

The Board, upon the recommendation of the Audit Committee of the Board, recommends a vote “FOR” a re-appointment of Grant Thornton India LLP as the Company’s auditors until the next annual general meeting of the Company to be held in respect of financial year ending March 31, 2013.

PROPOSAL NO. 3

THAT a maximum sum of US$405,000 (excluding VAT/GST and out of pocket expenses) be and hereby is approved as being available for the payment of the remuneration of Grant Thornton India LLP as the Company’s independent auditors for their audit services to be rendered in respect of the financial year ending March 31, 2013 and that the Board of Directors or a committee thereof is authorized to determine the remuneration payable from time to time to the auditors during this period subject to the maximum sum stipulated.

Under the Articles of Association of the Company, the shareholders in a general meeting fix the remuneration of the auditors. The level of fees to be charged by the auditors for audit services to be rendered in respect of the financial year ending March 31, 2013 is not known. Consequently, the approval of the Shareholders in a general meeting is sought for a maximum sum of US$405,000 (excluding VAT/GST and out of pocket expenses) to be available for payment of remuneration of the auditors for audit services to be rendered during the financial year ending March 31, 2013. The precise amount to be paid to the auditors for audit services, subject to a maximum fee of US$405,000 (excluding VAT/GST and out of pocket expenses), will be determined by the Board or a committee thereof.

The Board upon the recommendation of the audit committee recommends a vote ‘FOR’ the fixing of the auditors’ remuneration for the audit services to be rendered in respect of the financial year ending March 31, 2013.

PROPOSAL NO. 4

THAT Mr. Jeremy Young be and hereby is re-elected to hold office as a Class III Director from the date of the Annual General Meeting.

Mr. Jeremy Young is currently a Class III Director of the Company. The period of office of a Class III Director expires at this Annual General Meeting. Accordingly, it is proposed that Mr. Jeremy Young be re-elected as a Class III Director.

The biography of Mr. Jeremy Young and a complete listing of all our Directors are provided in this Proxy Statement.

The Board recommends a vote “FOR” the re-election of Mr. Jeremy Young to the Board of Directors.

PROPOSAL NO. 5

THAT Mr. Eric Herr be and hereby is re-elected to hold office as a Class III Director from the date of the Annual General Meeting

Mr. Eric Herr is currently a Class III Director of the Company. The period of office of a Class III Director expires at this Annual General Meeting. Accordingly, it is proposed that Mr. Eric Herr be re-elected as a Class III Director.

The biography of Mr. Eric Herr and a complete listing of all our Directors are provided in this Proxy Statement.

The Board recommends a vote “FOR” the re-election of Mr. Eric Herr to the Board of Directors.

PROPOSAL NO. 6

THAT:

(a)	an aggregate sum of US$3 million be and hereby is approved as being available for the payment of remuneration and other benefits (excluding the making of awards of options and restricted share units referred to in (b) below) to the Directors of the Company, to be applied as the Directors may decide in their discretion, for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2013; and

(b)	as a further part of the Directors’ remuneration, the making of awards of options and restricted share units (“Awards”) under the Second Amended and Restated 2006 Incentive Award Plan (as so amended and restated) (the “Plan”) to Directors by the compensation committee of the Board of Directors in its discretion for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2013 be and hereby is approved, provided that the maximum aggregate number of ordinary shares in the capital of the Company that may be issued or transferred pursuant to any Awards made or to be made to the Directors pursuant to the Plan is limited to 6.2 million.

In accordance with Article 102 of the Articles of Association of the Company, the Company is requesting shareholders’ approval for an aggregate sum of US$3 million to be available for the payment of remuneration and other benefits (excluding the making of Awards pursuant to the Plan). Further, as part of the Directors’ remuneration, the Company is also requesting for Awards to be granted by the compensation committee of the Board in its discretion (subject to a limit of 6.2 million) in accordance with the Plan to the Directors of the Company for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2013. The aggregate sum of remuneration and other benefits (excluding the making of Awards pursuant to the Plan which were made in accordance thereof) paid to the Directors for their services rendered during the financial year ended March 31, 2012 was US$1.41 million. Our Directors were granted 255,264 restricted share units during the financial year ended March 31, 2012.

The Board recommends a vote “FOR” the approval of (a) a maximum sum of US$3 million as being available for the payment of Directors’ remuneration and other benefits (excluding the making of Awards ) and (b) the making of Awards under the Plan to Directors by the compensation committee of the Board in its discretion (subject to a limit of 6.2 million) for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2013.

OTHER BUSINESS

The Board does not presently intend to bring any other business before the Annual General Meeting, and so far as is known to the Board, no matters will be brought before the Annual General Meeting except as is specified in this Proxy Statement. As to any business that may properly come before the Annual General Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of those persons voting such proxies.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission (the “Commission”) allows the Company to “incorporate by reference” into this Proxy Statement the information in documents the Company files with or submits to the SEC. This means that the Company can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in the Company’s affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this Proxy Statement and should be read with the same care. When the Company updates the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this Proxy Statement is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this Proxy Statement and information incorporated by reference into this Proxy Statement, you should rely on the information contained in the document that was filed later. The Company incorporates by reference the documents listed below and any future filings or submissions that it makes with the Commission (except for our future submissions on Form 6-K which will only be incorporated by reference into this document if it states in such submissions that they are being incorporated by reference into this Proxy Statement) after the date of this Proxy Statement and before the date of this Annual General Meeting:

1.	The Company’s annual report on Form 20-F (File No. 001-32945) for the fiscal year ended March 31, 2012 filed with the Commission on April 26, 2012, as amended by Amendment No.1 thereto filed with the Commission on July 20, 2012; and

2.	The Company’s report on Form 6-K (File No. 001-32945), containing its unaudited condensed consolidated financial statements as of June 30, 2012 and for the three months ended June 30, 2012 and 2011, submitted to the Commission on July 18, 2012.

The Company will provide, without charge, at the written or oral request of anyone, including any beneficial owner, to whom this Proxy Statement is delivered, copies of the documents incorporated by reference in this Proxy Statement, other than exhibits to those documents which are not specifically incorporated by reference. Requests should be directed to: WNS (Holdings) Limited, Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India, Attention: Ronald D’Mello; telephone number: +91 22 40952633.

The Company’s filings with the Commission are available to the public over the Internet at the Commission’s website at http://www.sec.gov. You also may read and copy any document that the Company files with the Commission at the Commission’s public reference room in Washington, D.C. Please call the Commission at 1-800-732-0330 for further information about the public reference room.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Our Board of Directors consists of seven directors.

The following table sets forth the name, age (as at June 30, 2012) and position of each of our directors and executive officers as at the date hereof.

Name	Age	Designation
Directors
Eric B. Herr(1)(2)(3)	64	Non-Executive Chairman
Keshav R. Murugesh	48	Director and Group Chief Executive Officer
Jeremy Young	47	Director
Deepak S. Parekh(2)(4)	67	Director
Richard O. Bernays(1)(3)(5)	69	Director
Anthony A. Greener(1)(2)(3)	72	Director
Albert Aboody(6)	65	Director
Executive Officers
Keshav R. Murugesh	48	Group Chief Executive Officer
Alok Misra	45	Group Chief Financial Officer
Johnson J. Selvadurai	53	Managing Director – Europe
Michael Garber	56	Chief Sales and Marketing Officer
Swaminathan Rajamani	36	Chief People Officer

Notes:

(1)	Member of our Nominating and Corporate Governance Committee.
(2)	Member of our Compensation Committee.
(3)	Member of our Audit Committee.
(4)	Chairman of our Nominating and Corporate Governance Committee.
(5)	Chairman of our Compensation Committee.
(6)	Chairman of our Audit Committee.

On July 18, 2012, Alok Misra, our Chief Financial Officer, had announced his resignation in order to return with his family to Bangalore, India. Mr. Misra will continue to be an officer and employee of our company through August 16, 2012, and thereafter will continue with our company in a consulting role to ensure a smooth transition. Kumar Subramaniam, our Corporate Senior Vice President, Finance, will assume the role of interim Chief Financial Officer from August 17, 2012. We have initiated a search for a new Chief Financial Officer.

Further, Ronald Strout, formerly our Chief of Staff and Head Americas, resigned as an officer and employee of our company with effect from June 28, 2012.

Summarized below is relevant biographical information covering at least the past five years for each of our directors and executive officers.

Directors

Eric B. Herr was appointed to our Board of Directors in July 2006. On December 17, 2009 Mr. Herr was appointed as the Non-Executive Chairman of the Board. Mr. Herr is based in the United States. He currently serves on the board of directors of Edgar Online (since 2011), Regulatory Data Corporation (since 2009) and two not-for-profit organizations, New Hampshire Center for Public Policy Studies (since 2011) and New Hampshire Charitable Foundation (Since 2010). He was a director of Taleo Corporation and Starcite Private Limited until 2010 and of Workscape from 2005 to 2008. From 1992 to 1999, Mr. Herr served first as Chief Financial Officer and then President and Chief Operating Officer of Autodesk, Inc. Mr. Herr received a Master of Arts degree in Economics from Indiana University and a Bachelor of Arts degree in Economics from Kenyon College. The business address for Mr. Herr is P.O. Box 719, Bristol, NH 03222, USA.

Keshav R. Murugesh was appointed as our Group Chief Executive Officer and director in February 2010. Mr. Murugesh is based out of Mumbai. Prior to joining WNS, Mr. Murugesh was the Chief Executive Officer of Syntel Inc., a Nasdaq -listed information technology company, and was a director of Syntel Limited and Syntel Global Private Limited. He holds a Bachelor of Commerce degree and is a Fellow of The Institute of Chartered Accountants of India. Prior to Syntel, he worked in various capacities with ITC Limited, an affiliate of BAT Plc. between 1989 and 2002. He is on the Board of WNS Cares Foundation, a company that focuses on sustainability initiatives. He was the Chairman of SIFE (Students in Free Enterprise) India, which is a global organization involved in educational outreach projects in partnership with businesses across the globe, from 2005 to 2011. The business address for Mr. Murugesh is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400 079, India.

Jeremy Young was appointed to our Board of Directors as a nominee of Warburg Pincus, the principal shareholder of our company, in May 2004. During his 20 years at Warburg Pincus, he has run the firm’s Healthcare, Internet and Business Services sectors in Europe, headed the German office and been responsible for fundraising in Europe and the Middle East. Prior to joining Warburg Pincus in 1992, Mr. Young held various positions at Baxter Healthcare International, Booz, Allen & Hamilton International and Cellular Transplant/Cytotherapeutics. He received a Bachelor of Arts degree from Cambridge University and a Master of Business Administration degree from Harvard Business School. He is currently also a director of Warburg Pincus Roaming II S.A as well as Vice Chairman of The Haemophilia Society. The business address for Mr. Young is Warburg Pincus International LLC, Almack House, 28 King Street, St. James, London SW1Y 6QW, England.

Deepak S. Parekh was appointed to our Board of Directors in July 2006. Mr. Parekh is based in Mumbai, India. He currently serves as the Chairman (since 1993) of Housing Development Finance Corporation Limited, a housing finance company in India which he joined in 1978. Mr. Parekh is the non-executive Chairman (since 1994) of GlaxoSmithKline Pharmaceuticals Limited. Mr. Parekh is also a director of several Indian public companies such as Siemens Limited (since 2003), HDFC Ergo General Insurance Co. Limited (since 2002), Exide Industries Limited (since 2001), HDFC Standard Life Insurance Co. Limited (since 2000), HDFC Asset Management Co. Limited (since 2000), The Indian Hotels Co. Limited (since 2000), Infrastructure Development Finance Co. Limited (since 1997), Zodiac Clothing Company Limited (since 1994) Mahindra & Mahindra Limited (since 1990) and D P World, Dubai (since 2011). He was a director of Singapore Telecommunications Limited from 2004 to 2010. He was also a director of Airport Authority of India, Castrol India Limited, Hindustan Unilever Limited, Borax Morarji Limited, Bharat Bijlee Limited, Hindustan Oil Exploration Corporation Limited, Lafarge India Private Limited and GIC Special Investments Pte. Limited until 2011. He was appointed special director by the Government of India of Satyam Computer Services Limited during 2009 to resolve the crisis at Satyam. Mr. Parekh received a Bachelor of Commerce degree from the Bombay University and holds a Chartered Accountant degree from the Institute of Chartered Accountants in England & Wales (ICAEW). The business address for Mr. Parekh is Housing Development Finance Corporation Limited, Ramon House, H.T. Parekh Marg, 169 Backbay Reclamation, Churchgate, Mumbai 400 020, India.

Richard O. Bernays was appointed to our Board of Directors in November 2006 and is based in London. Prior to his retirement in 2001, Mr. Bernays held various senior positions at Old Mutual, plc, a London-based international financial services company, and most recently served as Chief Executive Officer of Old Mutual International. Prior to that, he was with Jupiter Asset Management in 1996, Hill Samuel Asset Management from 1991 to 1996, and Mercury Asset Management from 1971 to 1992. Mr. Bernays currently serves on the Boards of several public companies, including The NMR Pension Trustee Limited (since 2009), The American Museum in Britain (since 2008), Beltone MENA Equity Fund Limited (since 2007), Impax Environmental Markets Trust plc (since 2002), Taikoo Developments Limited (since 1997), MAF Trust (since 2005), and GFM Cossack Bond Company Limited (since 1997). Mr. Bernays retired from Charter Pan European, Trust plc, Henderson Global Trust (since 2001) and The Throgmorton Trust in 2012. He was a director of Hermes Pension Management from 2005 to 2007, Singer and Friendlander from 2003 to 2005 and Martin Curie Income and Growth Trust from 1997 to 2008. Mr. Bernays was a member of the Supervisory Board of the National Provident Life until 2010. He received a Masters of Arts degree from Trinity College, Oxford University. The business address of Mr. Bernays is E72 Montevetro, 100 Battersea Church Road, London SW11 3YL.

Sir Anthony A. Greener was appointed to our Board of Directors in June 2007. Sir Anthony is based in London. He was the Deputy Chairman of British Telecom from 2001 to 2006 and the Chairman of the Qualifications and Curriculum Authority from 2002 to 2008 and Diageo plc from 1997 to 2000. Prior to that, Sir Anthony was the Chairman and Chief Executive of Guinness plc from 1992 to 1997 and the Chief Executive Officer of Dunhill Holdings from 1974 to 1986. Sir Anthony is presently a Chairman of St. Giles Trust (since 2011), Oy Nautor AB (since 2009), Williams-Sonoma Inc. (since 2007), Minton Trust (since 2007) and United Church Schools (since 2005). He was a director of Robert Mondavi from 2000 to 2005. Sir Anthony was honored with a knighthood in 1999 for his services to the beverage industry and is also a Fellow Member of the Chartered Institute of Management Accountants. The business address of Sir Anthony is the Minton Trust, 26 Hamilton House, Vicarage Gate, London W8 4HL.

Albert Aboody was appointed to our Board of Directors in June 2010 and also serves as the chairman of our Audit Committee. Mr. Aboody is based in the US. Prior to his appointment as our director, he was a partner with KPMG, US. In this role, he served on the Board of KPMG, India, including as Deputy Chairman and as head of its audit department. He also co-authored chapters on the Commission’s reporting requirements in the 2001-2008 annual editions of the Corporate Controller’s Manual. Mr. Aboody is a member of the American Institute of Certified Public Accountants. He was a post-graduate research scholar at Cambridge University and received a Bachelor of Arts degree from Princeton University. The business address of Mr. Aboody is 424 East 57th Street # 3D, New York, NY 10022, USA.

Our Board believes that each of our company’s directors is highly skilled, experienced and qualified to serve as a member of the Board and its committees. Each of the directors, because of their diverse business experience and background, contribute significantly in managing the affairs of our company. The Board of Directors has not adopted any formal policy with respect to diversity, however, our Board of Directors believes that it is important for its members to represent diverse viewpoints and contribute in the Board’s decision making process. Our Board evaluates candidates for election to the Board; the Board seeks candidates with certain qualities that it believes are important, including experience, integrity, an objective perspective, business acumen and leadership skills. The continuing service by our directors promotes stability and continuity in the boardroom and gives us the benefit of their familiarity and insights into our business.

Executive Officers

Keshav R. Murugesh is our Group Chief Executive Officer. Please see “— Directors” above for Mr. Murugesh’s biographical information.

Alok Misra serves as our Group Chief Financial Officer. Mr. Misra is based in Mumbai, India and joined WNS in February 2008. Mr. Misra’s responsibilities as Group Chief Financial Officer include corporate finance, corporate development and strategy, legal and secretarial and information technology. Prior to joining WNS, Mr. Misra was group chief financial officer at MphasiS Limited (a subsidiary of Electronic Data Systems, now a division of Hewlett-Packard) and financial controller at ITC Limited. Mr. Misra is presently director of Value and Budget Housing Corporation (India) Private Limited (since 2009). He is a Fellow of the Institute of Chartered Accountants in India. Mr. Misra received an honors degree in commerce from Calcutta University. The business address for Mr. Misra is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400 079, India.

Johnson J. Selvadurai is Managing Director of European Operations. Prior to joining WNS, he was the Chief Executive Officer of our enterprise services business unit until September 2007. Mr. Selvadurai is a business process outsourcing industry specialist with over 25 years of experience in offshore outsourcing. He pioneered such services in Sri Lanka and set up and managed many processing centers in the Philippines, India, Pakistan and the UK. Mr. Selvadurai is a certified electronic data management and processing trainer and is a member of the data processing institute. Prior to joining WNS in 2002, Mr. Selvadurai was Asia Managing Director (Business Process Outsourcing services) of Hays plc, a FTSE 100 B2B services company. Mr. Selvadurai is presently a director of Datacap Software Private Limited India (since 2000). He was a director of Business forms (Private) Limited, Sri Lanka from 1984 to 2011. The business address for Mr. Selvadurai is Malta House, 36-38 Piccadilly, London, W1J 0DP, UK.

Michael Garber is Chief Sales and Marketing Officer. He has rich experience with an accomplished career spanning 34 years in IT enabled services, marketing, consulting and general management, of which, over a decade has been in the outsourcing space leading global teams. Prior to joining WNS, he held senior positions in several prominent outsourcing companies such as President of the Americas for Birlasoft, Senior Vice President — Business Development at InSource (a Virtusa subsidiary) and Insurance Practice Lead at eFunds. He has also served as Vice President and Business Unit Head of the Insurance Practice at Cognizant Technology Solutions. After graduation from university, he spent 20 years with MassMutual Financial Group. He has a Bachelor of Arts degree in Mathematics from the Western New England University, Springfield, Massachusetts and an Associate of Arts degree in Marine Biology from the Roger Williams University, Bristol Rhode Island. He has also completed the Professional Management Practices Designation while working with MassMutual Financial Group and the Executive Management Development Program certification from the University of Michigan. The business address for Mr. Garber is 15 Exchange Place, Suite 310, Jersey City, New Jersey 07302, USA.

Swaminathan Rajamani is Chief People Officer. He leads WNS’s Human Resources function, and is responsible for the entire gamut of people-oriented processes. Prior to joining WNS, he was with CA Technologies, where he served as Vice President — Human Resources and was the Country Head — HR for India. He has also served as Head of HR Operations at Syntel and thereafter, for a short while, was its Global HR Head. Prior to Syntel, he had a long tenure at GE spanning multiple roles such as Master Black Belt — HR and Assistant Vice President and Head — Operations for HR, Customer Research and Operational Analytics, apart from other roles in mergers and acquisitions. He is a certified Change Acceleration Coach and a keen practitioner of Six Sigma. Swaminathan has a Masters in Social Work (MSW) from the University of Madras. The business address of Mr. Rajamani is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli, (West) Mumbai 400 079, India.

B. Compensation

Compensation Discussion and Analysis

Compensation Objectives

Our compensation philosophy is to align employee compensation with our business objectives, so that compensation is used as a strategic tool that helps us recruit, motivate and retain highly talented individuals who are committed to our core values: clients first, integrity, respect, collaboration, learning and excellence. We believe that our compensation programs are integral to achieving our goal of “One WNS One Goal — Outperform!”

Our Compensation Committee is responsible for reviewing the overall goals and objectives of our executive compensation programs, as well as our compensation plans, and making any changes to such goals, objectives and plans. Our Compensation Committee bases our executive compensation programs on the following objectives, which guide us in establishing and maintaining all of our compensation programs:

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Pay Differentiation: Based on the Job Responsibility, Individual Performance and Company Performance. As employees progress to higher levels in our company, they are able to more directly affect our results and strategic initiatives. Therefore, as employees progress, an increasing proportion of their pay is linked to company performance and tied to creation of shareholder value.

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Pay for Performance. Our compensation is designed to pay for performance and thus we provide higher compensation for strong performance and, conversely, lower compensation for poor performance and/or where company performance falls short of expectations. Our compensation programs are designed to ensure that successful, high-performing employees remain motivated and committed during periods of temporary downturns in our performance.

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Balanced in Focus on Long Term versus Short Term Goals. As part of our compensation philosophy, we believe that equity-based compensation should be higher for employees with greater levels of responsibility and influence on our long term results. Therefore, a significant portion of these individuals’ total compensation is dependent on our long term share price appreciation. In addition, our compensation philosophy seeks to incentivize our management to focus on achieving short term performance goals in a manner that supports and encourages long term success and profitability.

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Competitive Value of the Job in the Marketplace. In order to attract and retain a highly skilled work force in a global market space, we remain competitive with the pay of other employers who compete with us for talent in relevant markets.

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Easy to understand. We believe that all aspects of executive compensation should be clearly, comprehensibly and promptly disclosed to employees in order to effectively motivate them. Employees need to easily understand how their efforts can affect their pay, both directly through individual performance accomplishments and indirectly through contributions to achieving our strategic, financial and operational goals. We also believe that compensation for our employees should be administered uniformly across our company, with clear-cut objectives and performance metrics, to eliminate the potential for individual supervisor bias.

Our Compensation Committee also considers risk when developing our compensation programs and believes that the design of our compensation programs should not encourage excessive or inappropriate risk taking.

Components of Executive Compensation

The compensation of our executive officers consists of the following five primary components:

•	Base salary or, in the case of executive officers based in India, fixed compensation;

•	Cash bonus or variable incentive;

•	Equity incentive grants of RSUs;

•	Other benefits and perquisites; and

•	Severance benefits.

The following is a discussion of our considerations in determining each of the compensation components for our executive officers.

Base Salary or Fixed Compensation

Base salary is a fixed element of our employees’ annual cash compensation, which is not tied to any performance criteria. We consider base salary an important part of an executive’s compensation, and our Compensation Committee reviews each executive officer’s base salary annually as well as at the time of a promotion or other change in responsibility. Any salary adjustments are usually approved early in the calendar year, effective as at April 1. The specific amount of salary for each executive officer depends on the executive’s role, scope of responsibilities, experience and skills. Market practices are also considered in setting salaries. Base salaries are intended to assist us in attracting executives and recognizing differing levels of responsibility and contribution among executives.

Cash Bonus or Variable Incentive

In addition to base salary, annual cash bonuses are another important piece of total compensation for our executives. Annual bonus opportunities are intended to support the achievement of our business strategies by tying a meaningful portion of compensation to the achievement of established objectives for the year. These objectives are discussed in more detail below. Annual bonus opportunities also are a key tool in attracting highly sought-after executives, and they add a variable component to our overall compensation structure.

Equity Incentive Grants of RSUs

Our equity-based incentive program, through which we grant RSUs, is a key element of the total compensation for our executive officers. This equity-based incentive program is intended to attract and retain highly qualified individuals, align their long term interests with those of our shareholders, avoid short term focus and effectively execute our long term business strategies. Our equity-based compensation is subject to multi-year vesting requirements by which employee gains can either be realized through (i) the achievement of set performance criteria and continued employment through the vesting period, or, simply, (ii) continued employment through the vesting period.

Other Benefits and Perquisites

We provide benefits to our executive officers that are generally available to other employees in the country in which the executive officer is located. We believe these benefits are consistent with the objectives of our compensation philosophy and allow our executive officers to work more efficiently. We also provide our executive officers with certain perquisites which we believe are reasonable and consistent with market trends in the countries in which our executive officers are located. Such benefits and perquisites are intended to be part of a competitive overall compensation program. Such benefits normally include medical and life insurance coverage, retirement benefits, reimbursement of telephone expenses, a car and related maintenance expenses, leased residential accommodation and other miscellaneous benefits which are customary in the location where the executive officer resides and are generally available to other employees in the country. All executive officers are covered by the directors’ and officers’ liability insurance policy maintained by WNS.

Severance Benefits

Under the terms of our employment agreements, we are sometimes obligated to pay severance or other enhanced benefits to our executive officers upon termination of their employment.

In addition we provide change in control severance protection to our executive officers and certain other officers. Our Compensation Committee believes that such protection is intended to preserve employee morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored change in control. In addition, for executive officers, the program is intended to align executive officers’ and shareholders’ interests by enabling executive officers to consider corporate transactions that are in the best interests of our shareholders and other constituents without undue concern over whether the transactions may jeopardize the executive officers’ own employment.

Our executive officers globally have enhanced levels of benefits based on their job level, seniority and probable loss of employment after a change in control. Executive officers generally are paid severance for a longer period.

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Accelerated vesting of equity awards. All granted but unvested share options and RSUs would vest immediately and become exercisable by our executive officers subject to certain conditions set out in the applicable equity incentive plans.

•	Severance and notice payment. Eligible terminated executive officers would receive severance and notice payments as reflected in their individual employment agreements.

•

Benefit continuation. Eligible terminated executive officers would receive basic employee benefits such as health and life insurance and other perquisites as reflected in their individual employment agreements.

Our Assessment Process

Our Compensation Committee has established a number of processes to assist it in ensuring that our executive compensation programs are achieving their objectives. Our Compensation Committee typically reviews each component of compensation at least every 12 months with the goal of allocating compensation between long term and currently paid compensation and between cash and non-cash compensation, and combining the compensation elements for each executive in a manner we believe best fulfills the objectives of our compensation programs.

Our Compensation Committee is responsible for reviewing the performance of each of our executives, approving the compensation level of each of our executives, establishing criteria for the grant of equity awards to our executives and other employees and approving such grants. Each of these tasks is generally performed annually by our Compensation Committee.

There are no predetermined individual or corporate performance factors or goals that are used by our Compensation Committee to establish the amounts or mix of any elements of compensation for the executive officers. Our Compensation Committee works closely with our Group Chief Executive Officer, discussing with him our company’s overall performance and his evaluation of and compensation recommendations for our executive officers. From time to time, our Compensation Committee also seeks the advice and recommendations of an independent compensation consultant to benchmark certain components of WNS’s compensation practices against those of its peers. The companies selected for such benchmarking include companies in similar industries and generally of similar sizes and market capitalizations. Where compensation information is not available for any specific management position for companies that provide business and technology services, our Compensation Committee reviews data corresponding to the most comparable position and also considers the comparative experience of executives.

Our Compensation Committee then utilizes its judgment and experience in making all compensation determinations. Our Compensation Committee’s determination of compensation levels is based upon what the members of the committee deem appropriate, considering information such as the factors listed above, as well as input from our Group Chief Executive Officer and, from time to time, information and advice provided by an independent compensation consultant.

Other processes that our Compensation Committee has established to assist in ensuring that our compensation programs operate in line with their objectives are:

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Assessment of Company Performance: Our Compensation Committee uses financial performance measures to determine a significant portion of the size of payouts under our cash bonus program. The financial performance measures, adopted on improving both top line (which refers to our revenue less repair payments as described in “Part I — Item 5. Operating and Financial Review and Prospects — Overview” of the Annual Report) and bottom line (which refers to our adjusted net income, or ANI, which is calculated as our profit excluding amortization of intangible assets and share-based compensation), are pre-established by our Compensation Committee annually at the beginning of the fiscal year. When the pre-determined financial measures are achieved, employees who are eligible for cash incentive bonuses receive amounts that are set for these targets. These measures reflect targets that are intended to be aggressive but attainable. The remainder of an individual’s payout under our cash bonus program is determined by individual performance.

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Assessment of Individual Performance: Individual performance has a strong impact on the compensation of all employees, including our executive officers. The evaluation of an individual’s performance determines a portion of the size of payouts under our cash bonus program and also influences any changes in base salary. At the beginning of each fiscal year, our Compensation Committee, along with our Group Chief Executive Officer, set the respective performance objectives for the fiscal year for the executive officers. The performance objectives are initially proposed by our Group Chief Executive Officer and modified, as appropriate, by our Compensation Committee based on the performance assessment conducted for the preceding fiscal year and also looking at goals for the current fiscal year. Every evaluation metric is supplemented with key performance indicators. At the end of the fiscal year, our Group Chief Executive Officer discusses individuals’ respective achievement of the pre-established objectives as well as their contribution to our company’s overall performance and other leadership accomplishments. This evaluation is shared with our Compensation Committee and then with our executive officers. After the discussion, our Compensation Committee, in discussion with our Group Chief Executive Officer, assigns a corresponding numerical performance rating that translates into specific payouts under our cash incentive bonus program and also influences any changes in base salary.

The Compensation Committee approves awards under our cash bonus or variable incentive program consistent with the achievement of applicable goals. The Committee on occasion makes exceptions to payments in strict accordance with achievement of goals based on unusual or extraordinary circumstances. Executive officers must be on the payroll of our company at the time of disbursement of the cash bonus to be eligible for payment under the program.

Although most of our compensation decisions are taken in the first quarter of the fiscal year, our compensation planning process neither begins nor ends with any particular Compensation Committee meeting. Compensation decisions are designed to promote our fundamental business objectives and strategy. Our Compensation Committee periodically reviews related matters such as succession planning, evaluation of management performance and consideration of the business environment and considers such matters in making compensation decisions.

Benchmarking and Use of Compensation Consultant for Fiscal 2012

During fiscal 2012, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data, which was compiled directly by our external compensation consultant, Hewitt Associates (India) Private Limited, or AON Hewitt. The companies selected by AON Hewitt for its survey for benchmarking our executive officers’ compensation included companies in similar industries and generally of similar sizes and market capitalizations.

The list of companies against which we benchmarked the compensation of our executive officers in fiscal 2012 included the following companies:

•	Genpact Limited;

•	EXL Service Holdings Inc.;

•	First Source Solutions Limited;

•	CapGemini;

•	Infosys Technologies Limited;

•	Mphasis Limited;

•	Tata Consultancy Services Limited;

•	Wipro Limited;

•	IBM Global Process Services;

•	Convergys Corporation; and

•	InterGlobe Technologies.

Our Compensation Committee used the data derived by AON Hewitt primarily to ensure that our executive compensation programs are competitive. A selected subset of companies from those listed above that were found most closely comparable as benchmark for a particular position were considered to arrive at the compensation benchmark review of individual executive officers. Where compensation information was not publicly disclosed for a specific management position for companies that provide business and technology services, our Compensation Committee reviewed data corresponding to the most comparable position and also considered the comparative experience of the relevant executive officers.

There is enough flexibility in the existing compensation programs to respond and adjust to the evolving business environment. Accordingly, an individual’s compensation elements could be changed by our Compensation Committee based on changes in job responsibilities of the executive. In addition to input from AON Hewitt’s survey, our Compensation Committee also took into consideration our performance and industry indicators in deciding our compensation for fiscal 2012.

Based on the elements listed above and in line with our compensation philosophy, in fiscal 2012 our Compensation Committee adjusted our executive compensation as described in “—Executive Compensation for Fiscal 2012” below.

Executive Compensation for Fiscal 2012

Total Compensation of Executive Officers

The following table sets forth the total compensation paid or proposed to be paid to each of our Chief Executive Officer, Chief Financial Officer and other named executive officers for services rendered in fiscal 2012 (excluding grants of RSUs which are described below). The individual compensation of Messrs. Keshav R. Murugesh, Alok Misra and Swaminathan Rajamani are disclosed in the statutory / annual accounts of our subsidiary, WNS Global, filed with the Registrar of Companies in the state of India where its registered office is located. We are voluntarily disclosing the individual compensation of our other executive officers.

Name	Base Salary	Benefits	Bonus	Total
Keshav R. Murugesh	$595,785	$32,551	$320,422	$948,758
Alok Misra	$315,766	$17,421	$140,469	$473,656
Johnson J. Selvadurai	$302,934	$91,105	$106,875	$500,914
Michael Garber	$280,000	$17,054	$53,502	$350,556
Ronald Strout	$225,000	$16,049	$47,972	$289,021
Swaminathan Rajamani	$135,707	$7,666	$86,981	$230,354
Total	$1,855,192	$181,846	$756,221	$2,793,259

Note:

With effect from June 28, 2012, Ronald Strout’s employment agreement was terminated and he ceased to be Chief of Staff and Head Americas.

Base Salary or Fixed Compensation

In reviewing base salaries for executive officers, our Compensation Committee considered local market conditions, market data, the executive officer’s experience and responsibilities, the perceived risk of having to replace the named executive officer and the fact that the executive officers for fiscal 2012 had satisfactorily performed against their prior year’s individual objectives.

Except for Mr. Alok Misra and Mr. Swaminathan Rajamani, as described below, our Compensation Committee has not increased the base salary from the prior year’s level for any other executive officer.

•	Mr. Keshav R. Murugesh, as Group Chief Executive Officer, had no increase in his base salary of $625,825 for fiscal 2012.

•	Mr. Alok Misra, as Group Chief Financial Officer, had his base salary revised to $331,687 from $312,597 in fiscal 2012. The salary revision was effective April 1, 2011.

•	Mr. Johnson J. Selvadurai, as Managing Director, Europe, had no increase in his base salary of $302,934 for fiscal 2012.

•	Mr. Michael Garber, as Chief Sales and Marketing Officer, had no increase in his base salary of $280,000 for fiscal 2012.

•	Mr. Ronald Strout, as Chief of Staff and Head Americas, had no increase in his base salary of $225,000 for fiscal 2012.

•	Mr. Swaminathan Rajamani, as Chief People Officer, had his base salary revised to $156,456 from $114,735 in fiscal 2012. The salary revision was effective August 1, 2011.

Cash Bonus or Variable Incentive

Our Compensation Committee believes that the executive officers must work as a team and focus primarily on company goals rather than solely on individual goals. Our Compensation Committee believes that enhancing the long term value of our company requires increased revenue (both from existing and new clients), improved contribution and increased ANI. Finally our Compensation Committee believes it must also reward and encourage individual performance and therefore assigned certain weightages of the variable incentive to company and individual objectives, including company revenue, ANI, new client revenue and certain individual goals for various executive officers. Such bonuses are typically paid in April and/or May each year and the aggregate amount of all cash bonuses to be paid for fiscal 2012 do not exceed the aggregate cash incentive bonus pool approved by our Compensation Committee for the fiscal year . Our executive officers’ variable incentive packages for fiscal 2012 are as described below:

Our Compensation Committee set Mr. Murugesh’s target 2012 variable incentive at $500,660 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Murugesh’s performance objectives the achievement of target revenue less repair payments, ANI and individual qualitative objectives pertaining to matters such as implementation of our revised organization structure to enable new service offerings and technology-driven non-linear revenue growth, succession planning and preparation for our follow-on public offering. Based on actual performance against these various objectives, Mr. Murugesh earned 64% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Misra’s target 2012 variable incentive at $232,180 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Misra’s performance objectives the achievement of target revenue less repair payments, ANI and individual qualitative objectives pertaining to matters such as tax rate reduction, providing certain critical management information system reports by defined deadlines, creation of shared service centers, and automation and reduction in function cost. Based on actual performance against these various objectives, Mr. Misra earned 60.5% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Selvadurai’s target 2012 variable incentive at $181,760 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Selvadurai’s performance objectives the achievement of target revenue less repair payments, ANI, new client revenue from the public sector and individual qualitative objectives pertaining to matters such as execution of our near-shore delivery center strategy, creation of partnerships with public sector organizations and other objectives as assigned by the Group Chief Executive Officer from time to time. Based on actual performance against these various objectives, Mr. Selvadurai earned 52.5% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Garber’s target 2012 variable incentive at $140,000 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Garber’s performance objectives the achievement of target revenue less repair payments, ANI, new client revenue and individual qualitative objectives pertaining to matters such as effective use of marketing, creation of a lead generation engine, attrition control, sales team hiring, leadership succession planning and introduction of large deals. Based on actual performance against these various objectives, Mr. Garber earned 35.5% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Strout’s target 2012 variable incentive at $115,000 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Strout’s performance objectives the achievement of target revenue less repair payments, ANI and individual qualitative objectives pertaining to matters such as implementation and performance of our US based delivery centers, growth of our US public sector business and other objectives as assigned by the Group Chief Executive Officer from time to time. Based on actual performance against these various objectives, Mr. Strout earned 38.8% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Swaminathan’s target 2012 variable incentive at $78,228 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Swaminathan’s performance objectives the achievement of target revenue less repair payments, ANI and individual qualitative objectives pertaining to matters such as attrition control, sales team hiring, leadership succession planning, creation of human resources shared services, and automation and reduction in function cost. Based on actual performance against these various objectives, Mr. Swaminathan earned 63.5% of his variable incentive amount on an overall basis. Additionally, our Compensation Committee approved and paid Mr. Swaminathan a one-time incentive bonus of $41,722 during the year.

Equity Incentive Grants of RSUs

During fiscal 2012, while we continued the equity incentive scheme that was introduced in fiscal 2011, which has a vesting schedule that is both based on continuity of employment and the performance of our company, we also introduced an additional equity incentive scheme which has a vesting schedule that is purely based on continuity of employment.

Consistent with our philosophy on equity grants to our executive officers, we awarded the following number of RSUs to our executive officers during fiscal 2012:

Name	Date of Grant	Total RSUs Granted in Fiscal 2012	Grant Date Fair Value ($) (1)	Expiration Date
Keshav R. Murugesh	19-Apr-11	113,368	9.99	18-Apr-21
	24-Feb-12	110,896	10.86	23-Feb-22
Alok Misra	11-Apr-11	38,500	10.06	10-Apr-21
	24-Feb-12	35,000	10.86	23-Feb-22
Johnson J. Selvadurai	11-Apr-11	11,000	10.06	10-Apr-21
	24-Feb-12	20,000	10.86	23-Feb-22
Michael Garber	11-Apr-11	11,000	10.06	10-Apr-21
	24-Feb-12	15,000	10.86	23-Feb-22
Ronald Strout	11-Apr-11	5,500	10.06	10-Apr-21
	24-Feb-12	5,000	10.86	23-Feb-22
Swaminathan Rajamani	11-Apr-11	16,500	10.06	10-Apr-21
	24-Feb-12	35,000	10.86	23-Feb-22
Total		416,764

Note:

(1)	The amounts shown under this column reflect the dollar amount of the aggregate grant date fair value of equity-based RSUs granted during the year. The grant date fair value is the fair value of the awards as derived under the Black-Scholes-Merton pricing model.

(2)	With effect from June 28, 2012, Ronald Strout’s employment agreement was terminated and he ceased to be Chief of Staff and Head Americas.

Other Benefits and Perquisites

The retirement plans, health and welfare benefits provided to executive officers are the same plans/benefits available to all other employees of our company.

All directors and officers, including executive officers, are covered by the directors’ and officers’ liability insurance policy maintained by WNS.

WNS provided the following additional perquisites to certain executive officers in fiscal 2012 as summarized below:

Name	Provident Fund	Health Insurance	Social Security	Medicare	401(k)	Pension	National Insurance	Total
Keshav R. Murugesh	$30,040	$2,511	—	—	—	—	—	$32,551
Alok Misra	$15,921	$1,500	—	—	—	—	—	$17,421
Johnson J. Selvadurai	—	—	—	—	—	$45,017	$46,088	$91,105
Michael Garber	—	—	$6,622	$4,832	$5,600	—	—	$17,054
Ronald Strout	—	—	$6,622	$4,927	$4,500	—	—	$16,049
Swaminathan Rajamani	$6,842	$824	—	—	—	—	—	$7,666
Total	$52,803	$4,835	$13,244	$9,759	$10,100	$45,017	$46,088	$181,846

Note:

With effect from June 28, 2012, Ronald Strout’s employment agreement was terminated and he ceased to be Chief of Staff and Head Americas.

Non-executive Director Compensation for Fiscal 2012

Total Compensation of Non-executive Directors

The following table sets forth the compensation paid or proposed to be paid to our non-executive directors for services rendered in fiscal 2012 (excluding grants of RSUs which are described below):

Name	Sitting fees	Retainer fees	Fees for non-executive chairman	Total
Eric B. Herr	$10,000	$63,000	$120,000	$193,000
Deepak S. Parekh	$1,000	$58,000	—	$59,000
Richard O. Bernays	$9,000	$63,000	—	$72,000
Anthony A. Greener	$8,000	$63,000	—	$71,000
Albert Aboody	$8,000	$63,000	—	$71,000
Total	$36,000	$310,000	$120,000	$466,000

Equity Incentive Grants of RSUs to Directors

The following table sets forth information concerning RSUs awarded to our directors in fiscal 2012. No options were granted in fiscal 2012.

Name	Date of Grant	Total RSUs Granted in Fiscal 2012	Grant Date Fair Value ($) (1)	Expiration Date
Eric B. Herr	18-Jan-12	6,300	9.95	17-Jan-22
Keshav R. Murugesh	19-Apr-11	113,368	9.99	18-Apr-21
	24-Feb-12	110,896	10.86	23-Feb-22
Deepak S. Parekh	18-Jan-12	5,800	9.95	17-Jan-22
Richard O. Bernays	18-Jan-12	6,300	9.95	17-Jan-22
Anthony A. Greener	18-Jan-12	6,300	9.95	17-Jan-22
Albert Aboody	18-Jan-12	6,300	9.95	17-Jan-22
Total		255,264

Note:

(1)	The amounts shown under this column reflect the dollar amount of the aggregate grant date fair value of equity-based RSUs granted during the year. The grant date fair value is the fair value of the awards as derived under the Black-Scholes-Merton pricing model.

Future grants of awards will continue to be determined by our Board of Directors or our Compensation Committee under the Amended and Restated 2006 Incentive Award Plan.

Employment Agreement of our Executive Director

We entered into an employment agreement with Mr. Keshav R. Murugesh in February 2010 to serve as our Group Chief Executive Officer for a five-year term, which will renew automatically for three additional successive terms of three years each, unless either we or Mr. Murugesh elects not to renew the term. Under the agreement, Mr. Murugesh is entitled to receive compensation, health and other benefits and perquisites commensurate with his position. In addition, pursuant to the agreement, Mr. Murugesh was in February 2010 granted RSUs representing the right to receive an aggregate of 40,000 ordinary shares that vested immediately and 260,000 ordinary shares that will vest over a three-year period, subject to his continued employment with us through the vesting dates. If Mr. Murugesh’s employment is terminated by us without cause (as defined in the employment agreement), he would be entitled to all accrued and unpaid salary, accrued and unused vacation and any unreimbursed expenses. Mr. Murugesh would also be entitled to vested benefits and other amounts due to him under our employee benefit plans.

If Mr. Murugesh’s employment is terminated by us without cause or by Mr. Murugesh for good reason (each as defined in the employment agreement) and Mr. Murugesh executes and delivers a general release of claims against us which is not revoked by him, subject to his continued compliance with certain non-competition and confidentiality obligations, Mr. Murugesh would be entitled to receive severance payments and benefits from us as follows:

1.	The following payments over the periods described below:

a.	In the case where the termination occurs during the first year from the effective date of the employment agreement, he would be eligible to receive (i) his base salary for a period of 30 months from the effective date of termination in monthly installment in arrears; and (ii) the bonus for the period of 30 months on the basis of his target bonus as set in the year in which the termination occurs, such bonus shall be paid along with the payment of accrued obligations (as defined in the employment agreement);

b.	In the case where the termination occurs during second year from the effective date of the employment agreement, he would be eligible to receive (i) his base salary for a period of 18 months from the effective date of termination in monthly installment in arrears; and (ii) the bonus for the period of 18 months on the basis of target bonus as set in the year in which the termination occurs, such bonus would be paid along with the payment of accrued obligations (as defined in the employment agreement); and

c.	In the case where the termination occurs during the years after the second year from the effective date of the employment agreement, he would be eligible to receive (i) his base salary for a period of 12 months from the effective date of termination in monthly installment in arrears; and (ii) his target bonus for the year in which the termination occurs, such bonus would be paid along with the payment of accrued obligations (as defined in the employment agreement).

2.	Automatic accelerated vesting of RSUs granted pursuant to the employment agreement, immediately on the date of termination.

3.	Accelerated vesting (for each subsequent issue) of RSUs granted subsequent to the grants made under the employment agreement that would have vested with him through the next two vesting dates. Full accelerated vesting will occur in case of termination of employment for good reason or change in control (as defined in our Restated and Amended Incentive Award Plan).

If we experience a change in control while Mr. Murugesh is employed under the employment agreement, all of the share options and RSUs granted to Mr. Murugesh under the employment agreement will vest and the share options and RSUs would become exercisable on a fully accelerated basis.

Employee Benefit Plans

2002 Stock Incentive Plan

We adopted the 2002 Stock Incentive Plan on July 3, 2002 to help attract and retain the best available personnel to serve us and our subsidiaries as officers, directors and employees. We terminated the 2002 Stock Incentive Plan upon our adoption of our 2006 Incentive Award Plan effective upon the pricing of our initial public offering as described below. Upon termination of the 2002 Stock Incentive Plan, the shares that would otherwise have been available for the grant under the 2002 Stock Incentive Plan were effectively rolled over into the 2006 Incentive Award Plan which was amended and restated in 2009 and any awards outstanding remain in full force and effect in accordance with the terms of the 2002 Stock Incentive Plan.

Administration. The 2002 Stock Incentive Plan is administered by our Board of Directors, which may delegate its authority to a committee (in either case, the “Administrator”). The Administrator has complete authority, subject to the terms of the 2002 Stock Incentive Plan and applicable law, to make all determinations necessary or advisable for the administration of the 2002 Stock Incentive Plan.

Eligibility. Under the 2002 Stock Incentive Plan, the Administrator was authorized to grant share options to our officers, directors and employees, and those of our subsidiaries, subject to the terms and conditions of the 2002 Stock Incentive Plan.

Share Options. Share options vest and become exercisable as determined by the Administrator and set forth in individual share option agreements, but may not, in any event, be exercised later than ten years after their grant dates. In addition, share options may be exercised prior to vesting in some cases. Upon exercise, an option holder must tender the full exercise price of the share option in cash, check or other form acceptable to the Administrator, at which time the share options are generally subject to applicable income, employment and other withholding taxes. Share options may, in the sole discretion of the Administrator as set forth in applicable award agreements, continue to be exercisable for a period following an option holder’s termination of service. Shares issued in respect of exercised share options may be subject to additional transfer restrictions. Any grants of share options under the 2002 Stock Incentive Plan to US participants were in the form of non-qualified share options. Option holders, other than option holders who are employees of our subsidiaries in India, are entitled to exercise their share options for shares or ADSs in our company.

Corporate Transactions. If we engage in a merger or similar corporate transaction, except as may otherwise be provided in an individual award agreement, outstanding share options will be terminated unless they are assumed by a successor corporation. In addition, the Administrator has broad discretion to adjust the 2002 Stock Incentive Plan and any share options thereunder to account for any changes in our capitalization.

Amendment. Our Board of Directors may amend or suspend the 2002 Stock Incentive Plan at any time, provided that any such amendment or suspension must not impact any holder of outstanding share options without such holder’s consent.

Transferability of Share Options. Each share option may be exercised during the option holder’s lifetime only by the option holder. No share option may be sold, pledged, assigned, hypothecated, transferred or disposed of by an option holder other than by express permission of the Administrator (only in the case of employees of non-Indian subsidiaries), by will or by the laws of descent and distribution.

Number of Shares Authorized; Outstanding Options. As of the date of termination of the 2002 Stock Incentive Plan on July 25, 2006, the day immediately preceding the date of pricing of our initial public offering, an aggregate of 6,082,042 of our ordinary shares had been authorized for grant under the 2002 Stock Incentive Plan, of which options to purchase 2,116,266 ordinary shares were issued and exercised and options to purchase 3,875,655 ordinary shares were issued and outstanding. Of the options to purchase 3,875,655 ordinary shares, options to purchase 3,374,447 ordinary shares have been exercised and options to purchase 155,137 ordinary shares remain outstanding as at June 30, 2012. Options granted under the 2002 Stock Incentive Plan that are forfeited, lapsed or canceled, settled in cash, that expire or are repurchased by us at the original purchase price would have been available for grant under the 2002 Stock Incentive Plan and would be effectively rolled over into our 2006 Incentive Award Plan which was amended and restated in 2009.

Amended and Restated 2006 Incentive Award Plan

We adopted our 2006 Incentive Award Plan on June 1, 2006. The purpose of the 2006 Incentive Award Plan is to promote the success and enhance the value of our company by linking the personal interests of the directors, employees and consultants of our company and our subsidiaries to those of our shareholders and by providing these individuals with an incentive for outstanding performance. The 2006 Incentive Award Plan is further intended to provide us with the ability to motivate, attract and retain the services of these individuals.

On February 13, 2009, we adopted the Amended and Restated 2006 Incentive Award Plan. The Amended and Restated 2006 Incentive Award Plan reflects, among other changes to our 2006 Incentive Award Plan, an increase in the number of ordinary shares and ADSs available for grant under the plan from 3.0 million to 4.0 million shares/ADSs, subject to specified adjustments under the plan. On September 13, 2011, we adopted the Second Amended and Restated 2006 Incentive Award Plan that reflects an increase in the number of ordinary shares and ADSs available for granted under the plan to 6.2 million shares/ADSs, subject to specified adjustments under the plan. The increased number of ordinary shares/ ADSs available for grant under the Second Amended and Restated 2006 Incentive Award Plan is expected to meet our anticipated needs over the next 12 to 18 months from April 1, 2012.

Shares Available for Awards. Subject to certain adjustments set forth in the Amended and Restated 2006 Incentive Award Plan, the maximum number of shares that may be issued or awarded under the Amended and Restated 2006 Incentive Award Plan is equal to the sum of (x) 6,200,000 shares, (y) any shares that remain available for issuance under the 2002 Stock Incentive Plan, and (z) any shares subject to awards under the 2002 Stock Incentive Plan which terminate, expire or lapse for any reason or are settled in cash on or after the effective date of our 2006 Incentive Award Plan. The maximum number of shares which may be subject to awards granted to any one participant during any calendar year is 500,000 shares and the maximum amount that may be paid to a participant in cash during any calendar year with respect to cash-based awards is $10,000,000. To the extent that an award terminates or is settled in cash, any shares subject to the award will again be available for the grant. Any shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligation with respect to any award will not be available for subsequent grant. Except as described below with respect to independent directors, no determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the Amended and Restated 2006 Incentive Award Plan.

Administration. The Amended and Restated 2006 Incentive Award Plan is administered by our Board of Directors, which may delegate its authority to a committee. We anticipate that our Compensation Committee will administer the Amended and Restated 2006 Incentive Award Plan, except that our Board of Directors will administer the plan with respect to awards granted to our independent directors. The plan administrator will determine eligibility, the types and sizes of awards, the price and timing of awards and the acceleration or waiver of any vesting restriction, provided that the plan administrator will not have the authority to accelerate vesting or waive the forfeiture of any performance-based awards.

Eligibility. Our employees, consultants and directors and those of our subsidiaries are eligible to be granted awards, except that only employees of our company and our qualifying corporate subsidiaries are eligible to be granted options that are intended to qualify as “incentive share options” under Section 422 of the Code.

Awards

Options: The plan administrator may grant options on shares. The per share option exercise price of all options granted pursuant to the Amended and Restated 2006 Incentive Award Plan will not be less than 100% of the fair market value of a share on the date of grant. No incentive share option may be granted to a grantee who owns more than 10% of our outstanding shares unless the exercise price is at least 110% of the fair market value of a share on the date of grant. To the extent that the aggregate fair market value of the shares subject to an incentive share option become exercisable for the first time by any option holder during any calendar year exceeds $100,000, such excess will be treated as a non-qualified option. The plan administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the plan administrator (and may involve a cashless exercise of the option). The plan administrator shall designate in the award agreement evidencing each share option grant whether such share option shall be exercisable for shares or ADSs. The award agreement may, in the sole discretion of the plan administrator, permit the option holder to elect, at the time of exercise, whether to receive shares or ADSs in respect of the exercised share option or a portion thereof. The term of options granted under the Amended and Restated 2006 Incentive Award Plan may not exceed ten years from the date of grant. However, the term of an incentive share option granted to a person who owns more than 10% of our outstanding shares on the date of grant may not exceed five years. Under the Amended and Restated 2006 Incentive Award Plan, the number of awards to be granted to our independent directors will be determined by our Board of Directors or our Compensation Committee.

Restricted Shares. The plan administrator may grant shares subject to various restrictions, including restrictions on transferability, limitations on the right to vote and/or limitations on the right to receive dividends.

Share Appreciation Rights. The plan administrator may grant share appreciation rights representing the right to receive payment of an amount equal to the excess of the fair market value of a share on the date of exercise over the fair market value of a share on the date of grant. The term of share appreciation rights granted may not exceed ten years from the date of grant. The plan administrator may elect to pay share appreciation rights in cash, in shares or in a combination of cash and shares.

Performance Shares and Performance Shares Units. The plan administrator may grant awards of performance shares denominated in a number of shares and/or awards of performance share units denominated in unit equivalents of shares and/or units of value, including dollar value of shares. These awards may be linked to performance criteria measured over performance periods as determined by the plan administrator.

Share Payments. The plan administrator may grant share payments, including payments in the form of shares or options or other rights to purchase shares. Share payments may be based upon specific performance criteria determined by the plan administrator on the date such share payments are made or on any date thereafter.

Deferred Shares. The plan administrator may grant awards of deferred shares linked to performance criteria determined by the plan administrator. Shares underlying deferred share awards will not be issued until the deferred share awards have vested, pursuant to a vesting schedule or upon the satisfaction of any vesting conditions or performance criteria set by the plan administrator. Recipients of deferred share awards generally will have no rights as shareholders with respect to such deferred shares until the shares underlying the deferred share awards have been issued.

Restricted Share Units. The plan administrator may grant RSUs, subject to various vesting conditions. On the maturity date, we will transfer to the participant one unrestricted, fully transferable share for each vested RSU scheduled to be paid out on such date. The plan administrator will specify the purchase price, if any, to be paid by the participant for such shares. Generally, a participant will have to be employed by us on the date of payment of vested RSUs to be eligible to receive the payment of shares issuable upon vesting of the RSUs.

Performance Bonus Awards. The plan administrator may grant a cash bonus payable upon the attainment of performance goals based on performance criteria and measured over a performance period determined appropriate by the plan administrator. Any such cash bonus paid to a “covered employee” within the meaning of Section 162(m) of the Code may be a performance-based award as described below.

Performance-Based Awards. The plan administrator may grant awards other than options and share appreciation rights to employees who are or may be “covered employees,” as defined in Section 162(m) of the Code, that are intended to be performance-based awards within the meaning of Section 162(m) of the Code in order to preserve the deductibility of these awards for federal income tax purposes. Participants are only entitled to receive payment for performance-based awards for any given performance period to the extent that pre-established performance goals set by the plan administrator for the period are satisfied. The plan administrator will determine the type of performance-based awards to be granted, the performance period and the performance goals. Generally, a participant will have to be employed by us on the date the performance-based award is paid to be eligible for a performance-based award for any period.

Adjustments. In the event of certain changes in our capitalization, the plan administrator has broad discretion to adjust awards, including without limitation, (i) the aggregate number and type of shares that may be issued under the Amended and Restated 2006 Incentive Award Plan, (ii) the terms and conditions of any outstanding awards, and (iii) the grant or exercise price per share for any outstanding awards under such plan to account for such changes. The plan administrator also has the authority to cash out, terminate or provide for the assumption or substitution of outstanding awards in the event of a corporate transaction.

Change in Control. In the event of a change in control of our company in which outstanding awards are not assumed by the successor, such awards will generally become fully exercisable and all forfeiture restrictions on such awards will lapse. Upon, or in anticipation of, a change in control, the plan administrator may cause any awards outstanding to terminate at a specific time in the future and give each participant the right to exercise such awards during such period of time as the plan administrator, in its sole discretion, determines.

Vesting of Full Value Awards. Full value awards (generally, any award other than an option or share appreciation right) will vest over a period of at least three years (or, in the case of vesting based upon attainment of certain performance goals, over a period of at least one year). However, full value awards that result in the issuance of an aggregate of up to 5% to the total issuable shares under the Amended and Restated 2006 Incentive Award Plan may be granted without any minimum vesting periods. In addition, full value awards may vest on an accelerated basis in the event of a participant’s death, disability, or retirement, or in the event of our change in control or other special circumstances.

Non-transferability. Awards granted under the Amended and Restated 2006 Incentive Award Plan are generally not transferable.

Withholding. We have the right to withhold, deduct or require a participant to remit to us an amount sufficient to satisfy federal, state, local or foreign taxes (including the participant’s employment tax obligations) required by law to be withheld with respect to any tax concerning the participant as a result of the Amended and Restated 2006 Incentive Award Plan.

Termination or Amendment. Unless terminated earlier, the Amended and Restated 2006 Incentive Award Plan will remain in effect for a period of ten years from the effective date of the 2006 Incentive Award Plan, after which no award may be granted under the Amended and Restated 2006 Incentive Award Plan. With the approval of our Board of Directors, the plan administrator may terminate or amend the Amended and Restated 2006 Incentive Award Plan at any time. However, shareholder approval will be required for any amendment (i) to the extent required by applicable law, regulation or stock exchange rule, (ii) to increase the number of shares available under the Amended and Restated 2006 Incentive Award Plan, (iii) to permit the grant of options or share appreciation rights with an exercise price below fair market value on the date of grant, (iv) to extend the exercise period for an option or share appreciation right beyond ten years from the date of grant, or (v) that results in a material increase in benefits or a change in eligibility requirements. Any amendment or termination must not materially adversely affect any participant without such participant’s consent.

Outstanding Awards. As at June 30, 2012, options or RSUs to purchase an aggregate of 3,848,984 ordinary shares were outstanding, out of which options or RSUs to purchase 1,207,360 ordinary shares were held by all our directors and executive officers as a group. The exercise prices of these options range from $15.32 to $35.30 and the expiration dates of these options range from July 24, 2016 to March 12, 2022. The weighted average grant date fair value of RSUs granted during fiscal 2012, 2011 and 2010 were $10.80, $9.09 and $10.28 per ADS, respectively. There were no grants of RSUs during fiscal 2006 and 2005. There is no purchase price for the RSUs.

Other Employee Benefits

We also maintain other employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal 2012, the total amount accrued by us to provide for pension, retirement or similar benefits was $8.5 million.

Provident Fund

In accordance with Indian, the Philippines and Sri Lankan laws, all of our employees in these countries are entitled to receive benefits under the respective government provident fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (for India and Sri Lanka, currently 12% of the employee’s base salary and for the Philippines peso 100/-per month for every employee). These contributions are made to the respective government provident fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate of $5.5 million, $5.7 million and $5.7 million in each of fiscal 2012, 2011 and 2010, respectively, to the government provident fund.

US Savings Plan

Eligible employees in the US participate in a savings plan, or the US Savings Plan, pursuant to Section 401(k) of the United States Internal Revenue Code of 1986, as amended, or the Code. The US Savings Plan allows our employees to defer a portion of their annual earnings on a pre-tax basis through voluntary contributions there under. The US Savings Plan provides that we can make optional contributions up to the maximum allowable limit under the Code.

UK Pension Scheme

Eligible employees in the UK contribute to a defined contribution pension scheme operated in the UK. The assets of the scheme are held separately from ours in an independently administered fund. The pension expense represents contributions payable to the fund by us.

Gratuity

In accordance with Indian, the Philippines and Sri Lankan laws, we provide for gratuity liability pursuant to a defined benefit retirement plan covering all our employees in India, the Philippines and Sri Lanka. Our gratuity plan provides for a lump sum payment to eligible employees on retirement, death, incapacitation or on termination of employment (provided such employee has worked for at least five years with our company) which is computed on the basis of employee’s salary and length of service with us (subject to a maximum of approximately $19,658 per employee in India). In India, we provide the gratuity benefit through determined contributions pursuant to a non-participating annuity contract administered and managed by the Life Insurance Corporation of India, or LIC, and Aviva Life Insurance Company Private Limited. Under this plan, the obligation to pay gratuity remains with us although LIC and Aviva Life Insurance Company Private Limited administer the plan. We contributed an aggregate of $1.2 million, $0.7 million and $0.1 million in fiscal 2012, 2011 and 2010, respectively, to LIC and Aviva Life Insurance Company Private Limited.

Compensated Absence

Our liability for compensated absences is determined on an accrual basis for the entire unused vacation balance standing to the credit of each employee as at year-end and were charged to income in the year in which they accrue.

C. Board Practices

Composition of the Board of Directors

Our Memorandum and Articles of Association provide that our Board of Directors consists of not less than three directors and such maximum number as our directors may determine from time to time. Our Board of Directors currently consists of seven directors. Messrs. Herr, Bernays, Aboody and Sir Anthony satisfy the “independence” requirements of the NYSE rules.

All directors hold office until the expiry of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:

•	Class I, whose term will expire at the annual general meeting to be held in fiscal 2014;

•	Class II, whose term will expire at the annual general meeting to be held in fiscal 2015; and

•	Class III, whose term will expire at the annual general meeting to be held in fiscal 2013.

    Our directors for fiscal 2012 are classified as follows:

•	Class I: Sir Anthony A. Greener and Mr. Richard O. Bernays;

•	Class II: Mr. Keshav R. Murugesh and Mr. Albert Aboody; and

•	Class III: Mr. Jeremy Young, Mr. Eric B. Herr and Mr. Deepak S. Parekh.

The appointments of Messrs. Jeremy Young, Eric Herr and Deepak Parekh will expire at this Annual General Meeting. We are seeking shareholders’ approval for re-election of Messrs. Eric Herr and Jeremy Young. Mr. Deepak Parekh has chosen not to stand for re-election and hence his term of directorship will expire at this Annual General Meeting.

At each annual general meeting after the initial classification or special meeting in lieu thereof, the successors to directors whose terms will then expire serve from the time of election until the third annual meeting following election or special meeting held in lieu thereof. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the Board of Directors may have the effect of delaying or preventing changes in control of management of our company.

There are no family relationships among any of our directors or executive officers. The employment agreement governing the services of one of our directors provide for benefits upon termination of employment as described above.

Our Board of Directors held thirteen meetings in fiscal 2012.

Board Leadership Structure and Board Oversight of Risk

Different individuals currently serve in the roles of Chairman of the Board and Group Chief Executive Officer of our company. Our Board believes that splitting the roles of Chairman of the Board and Group Chief Executive Officer is currently the most appropriate leadership structure for our company. This leadership structure will bring in greater efficiency as a result of vesting two important leadership roles in separate individuals and increased independence for the Board of Directors.

Board’s Role in Risk Oversight

Our Board of Directors is primarily responsible for overseeing our risk management processes. The Board of Directors receives and reviews periodic reports from the Head of Risk Management and Audit as considered appropriate regarding our company’s assessment of risks. The Board of Directors focuses on the most significant risks facing our company and our company’s general risk management strategy, and also ensures that risks undertaken by our company are consistent with the Board’s appetite for risk. While the Board oversees our company’s risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our company and that our Board leadership structure supports this approach.

The Audit Committee has special responsibilities with respect to financial risks, and regularly reports to the full Board of Directors on these issues. Among other responsibilities, the Audit Committee reviews the company’s policies with respect to contingent liabilities and risks that may be material to our company, our company’s policies and procedures designed to promote compliance with laws, regulations, and internal policies and procedures, and major legislative and regulatory developments which could materially impact our company.

The Compensation Committee also plays a role in risk oversight as it relates to our company’s compensation policies and practices. Among other responsibilities, the Compensation Committee designs and evaluates our company’s executive compensation policies and practices so that our company’s compensation programs promote accountability among employees and the interests of employees are properly aligned with the interests of our shareholders.

Committees of the Board

Our Board of Directors has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee

The Audit Committee comprises four directors: Messrs. Albert Aboody (Chairman), Eric B. Herr, Richard O. Bernays and Sir Anthony A. Greener. Each of Messrs. Aboody, Herr, Bernays and Sir Anthony A. Greener satisfies the “independence” requirements of Rule 10A-3 of the Exchange Act and the NYSE listing standards. The principal duties and responsibilities of our Audit Committee are as follows:

•	to serve as an independent and objective party to monitor our financial reporting process and internal control systems;

•	to review and appraise the audit efforts of our independent accountants and exercise ultimate authority over the relationship between us and our independent accountants; and

•	to provide an open avenue of communication among the independent accountants, financial and senior management and the Board of Directors.

The Audit Committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfill its responsibilities and duties. Messrs. Aboody and Herr serve as our Audit Committee financial experts, within the requirements of the rules promulgated by the Commission relating to listed-company audit committees.

We have posted our Audit Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this Proxy Statement.

The Audit Committee held six meetings in fiscal 2012.

Compensation Committee

The Compensation Committee comprises four directors: Messrs. Richard O. Bernays (Chairman), Eric B. Herr, Deepak S. Parekh and Sir Anthony A. Greener. Each of Messrs. Bernays, Herr and Sir Anthony satisfies the “independence” requirements of the NYSE listing standards. Effective June 1, 2010, Mr. Parekh entered into a consulting arrangement with another party. Our Board of Directors decided not to consider Mr. Parekh as an independent director under the NYSE listing standards from the effectiveness of such arrangement. Accordingly, our Board of Directors has determined that effective June 1, 2010, our Compensation Committee is no longer fully independent, whereupon we decided to follow our home country (Jersey, Channel Islands) practice, which does not impose a committee independent requirement. The scope of this committee’s duties includes determining the compensation of our executive officers and other key management personnel. The Compensation Committee also administers the 2002 Stock Incentive Plan and the Amended and Restated 2006 Incentive Award Plan, reviews performance appraisal criteria and sets standards for and decides on all employee shares options allocations when delegated to do so by our Board of Directors.

We have posted our Compensation Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this Proxy Statement.

The Compensation Committee held five meetings in fiscal 2012.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee comprises four directors: Messrs. Deepak S. Parekh (Chairman), Eric B. Herr, Richard O. Bernays and Sir Anthony A. Greener. Each of Messrs. Herr and Bernays and Sir Anthony satisfies the “independence” requirements of the NYSE listing standards. Effective June 1, 2010 Mr. Parekh entered into a consulting arrangement with another party. Our Board of Directors decided not to consider Mr. Parekh as an independent director under the NYSE listing standards from date of the effectiveness of such arrangement. Accordingly, our Board of Directors has determined that effective June 1, 2010, our Nominating and Corporate Governance Committee is no longer full independent, whereupon we decided to elect to follow our home country (Jersey, Channel Islands) practice, which does not impose a committee independence requirement. The principal duties and responsibilities of the nominating and governance committee are as follows:

•

to assist the Board of Directors by identifying individuals qualified to become board members and members of board committees, to recommend to the Board of Directors nominees for the next annual meeting of shareholders, and to recommend to the Board of Directors nominees for each committee of the Board of Directors;

•	to monitor our corporate governance structure; and

•	to periodically review and recommend to the Board of Directors any proposed changes to the corporate governance guidelines applicable to us.

We have posted our Nominating and Corporate Governance Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this Proxy Statement.

The Nominating and Corporate Governance Committee uses its judgment to identify well qualified individuals who are willing and able to serve on our Board of Directors. Pursuant to its charter, the Nominating and Corporate Governance Committee may consider a variety of criteria in recommending candidates for election to our board, including an individual’s personal and professional integrity, ethics and values; experience in corporate management, such as serving as an officer or former officer of a publicly held company, and a general understanding of marketing, finance and other elements relevant to the success of a publicly-traded company in today’s business environment; experience in our company’s industry and with relevant social policy concerns; experience as a board member of another publicly held company; academic expertise in an area of our company’s operations; and practical and mature business judgment, including ability to make independent analytical inquiries.

While the Nominating and Corporate Governance Committee does not have a formal policy with respect to the consideration of diversity in identifying director nominees, it nevertheless considers director nominees with a diverse range of backgrounds, skills, national origins, values, experiences, and occupations.

The Nominating and Corporate Governance Committee held five meetings in fiscal 2012.

Executive Sessions

Our non-executive directors meet regularly in executive session without executive directors or management present. The purpose of these executive sessions is to promote open and candid discussion among the non-executive directors. Mr. Eric B. Herr has presided over all executive sessions. Our non-executive directors held two executive sessions in fiscal 2012.

Shareholders and other interested parties may communicate directly with the presiding director or with our non-executive directors as a group by writing to the following address: WNS (Holdings) Limited, Attention: Non-Executive Directors, Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India.

D. Employees

For a description of our employees, see “Part I — Item 4. Information on the Company — Business Overview — Human Capital” of the Annual Report.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as at June 30, 2012 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as at June 30, 2012 are based on an aggregate of 50,138,634 ordinary shares outstanding as at that date.

	Number of Ordinary Shares Beneficially Owned
Name	Number	Percent
Directors

Eric B. Herr	47,535	0.09%

Keshav R. Murugesh(1)	215,395	0.43%

Jeremy Young(2)	14,519,144	28.96%

Deepak S. Parekh	33,535	0.07%

Richard O. Bernays	33,535	0.07%

Anthony A. Greener	22,863	0.05%

Albert Aboody	5,018	0.01%

Executive Officers

Alok Misra	136,173	0.27%

Johnson J. Selvadurai(3)	347,444	0.69%

Michael Garber	6,000	0.01%

Swaminathan Rajamani	7,000	0.01%

All our directors and executive officers as a group (eleven persons)(4)	15,373,642	30.66%

Notes:

(1)	Of the 215,395 shares beneficially owned by Keshav R. Murugesh 19,856 shares are held jointly with his wife Shamini K. Murugesh in the form of ADSs.
(2)	Jeremy Young is a director of our company and a Managing Director and member of Warburg Pincus LLC. All shares indicated as owned by Mr. Young were a result of his affiliation with the Warburg Pincus entities. Mr. Young disclaims beneficial ownership of all shares held by the Warburg Pincus entities.
(3)	Of the 347,444 shares beneficially owned by Johnson J. Selvadurai, 251,666 shares are indirectly held via a trust which is controlled by Mr. Selvadurai.
(4)	Includes the shares beneficially owned by Jeremy Young, nominee director of Warburg Pincus, because of his affiliation with the Warburg Pincus entities. Mr. Young disclaims beneficial ownership of all shares held by the Warburg Pincus entities.

The following table sets forth information concerning options and RSUs held by our directors and executive officers as at June 30, 2012.

	Option Summary				RSU Summary
Name	Number of shares underlying unexercised but vested options	Exercise price	Number of shares underlying options (that have not vested)	Exercise price	Number of shares underlying RSUs held that have vested but unexercised	Number of shares underlying RSUs that will vest within 60 days from Jun. 30, 2012	Vesting dates	Number of shares underlying RSUs held that have not vested
Directors
Eric B. Herr	14,000	$20.00	—	—	—	—	—	32,924
	2,000	$22.98	—	—	—	—	—	—
Keshav Murugesh	—	—	—	—	179,576	15,963	13-Aug-12	376,525
Jeremy Young	—	—	—	—	—	—	—	—
Deepak S. Parekh	14,000	$20.00	—	—	—	—	—	11,424
	2,000	$22.98	—	—	—	—	—	—
Richard O. Bernays	14,000	$28.87	—	—	—	—	—	11,924
	2,000	$22.98	—	—	—	—	—	—
Anthony A. Greener	14,000	$28.48	—	—	—	—	—	11,924
	2,000	$22.98	—	—	—	—	—	—
Albert Aboody	—	—	—	—	—	1806	15-Jul-12	17,343
Executive Officers
Alok Misra	13,260	$15.32	—	—	116,913	6,000	13-Aug-12	87,500
Johnson J. Selvadurai	20,000	$20.00	—	—	58,551	4,000	13-Aug-12	43,000
	5,000	$30.21	—	—	—	—	—	—
	8,227	$27.75	—	—	—	—	—	—
Michael Garber	—	—	—	—	6,000	—	—	42,000
Rajamani Swaminathan	—	—	—	—	7,000	—	—	66,500

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as at June 30, 2012 held by each person who is known to us to have 5.0% or more beneficial share ownership based on an aggregate of 50,138,634 ordinary shares outstanding as of that date. Beneficial ownership is determined in accordance with the rules of the Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned (1)
Warburg Pincus(2)	14,519,144	28.96%

FMR LLC(3)	6,354,465	12.67%

Columbia Wanger Asset Management, LLC (4)	6,103,983	12.17%

Nalanda India Fund Limited(5)	5,211,410	10.39%

Notes:

(1)	Based on an aggregate of 50,138,634 ordinary shares outstanding as at June 30, 2012.

(2)	Information is based on Amendment No. 1 to a report on Schedule 13G jointly filed with the Commission on March 30, 2012 by (i) Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII” and, together with its two affiliated partnerships, Warburg Pincus Netherlands Private Equity VIII C.V. I, a company formed under the laws of the Netherlands (“WP VIII CV I”), and WP-WPVIII Investors, L.P., a Delaware limited partnership (“WP-WPVIII Investors”), the “WP VIII Funds”); (ii) Warburg Pincus International Partners, L.P., a Delaware limited partnership (“WPIP” and, together with its two affiliated partnerships, Warburg Pincus Netherlands International Partners I C.V., a company formed under the laws of the Netherlands (“WPIP I CV”), and WP-WPIP Investors L.P., a Delaware limited partnership (“WP-WPIP Investors”), the “WPIP Funds”); (iii) Warburg Pincus Partners LLC, a New York limited liability company (“WPP LLC”), the general partner of WP VIII, WPIP, WP VIII CV I and WPIP I CV, and the sole member of certain Delaware limited liability companies affiliated with the WP VIII Funds and the WPIP Funds; (iv) Warburg Pincus & Co., a New York general partnership (“WP”), the managing member of WPP LLC; (v) Warburg Pincus LLC, a New York limited liability company (“WP LLC”), which manages the WP VIII Funds and the WPIP Funds; and (vi) Messrs. Charles R. Kaye and Joseph P. Landy, each a United States citizen and a Managing General Partner of WP and Co-President and Managing Member of WP LLC, and who may be deemed to control the WP VIII Funds, the WPIP Funds, WPP LLC, WP LLC and WP.

(3)	Information is based on Amendment No. 5 to a report on Schedule 13G jointly filed with the Commission on February 14, 2011 by FMR LLC, Edward C. Johnson 3d, Fidelity Management & Research Company and Fidelity Mid Cap Stock Fund. Edward C. Johnson 3d is the Chairman of FMR LLC. Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, is the investment adviser to Fidelity Mid Cap Stock Fund.

(4)	Information is based on Amendment No. 4 to a report on Schedule 13G filed with the Commission on February 10, 2012 by Columbia Wanger Asset Management, LLC.

(5)	Information is based on a report on Schedule 13G filed with the Commission on February 2, 2011 by Nalanda India Fund Limited.

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

•

In February 2012, Warburg Pincus sold 6,847,500 of its ADSs (representing 6,847,500 ordinary shares) in our company, reducing its overall ownership from approximately 47.8% to approximately 29.0%, as described in Amendment No. 1 to a report on Schedule 13G jointly filed with the Commission on March 30, 2012.

•

FMR LLC reported its percentage ownership of our ordinary shares to be 12.641% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 4 to a report on Schedule 13G jointly filed with the Commission on February 16, 2010 and 15.00% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 5 to a report on Schedule 13G jointly filed with the Commission on February 14, 2011.

•

Columbia Wanger Asset Management, L.P. reported its percentage ownership of our ordinary shares to be 12.2% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 2 to a report on Schedule 13G filed with the Commission on February 10, 2010 and 13.4% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 3 to a report on Schedule 13G filed with the Commission on February 11, 2011. Columbia Wanger Asset Management, LLC reported its percentage ownership of our ordinary shares to be 13.7% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 4 to a report on Schedule 13G filed with the Commission on February 10, 2012.

•

Nalanda India Fund Limited reported its percentage ownership of our ordinary shares to be 12.3% (based on the then number of our ordinary shares reported as outstanding at that time) in reports on Schedule 13G filed with the Commission on February 10, 2009 and January 13, 2010 and 11.76% (based on the then number of our ordinary shares reported as outstanding at that time) in reports on Schedule 13G filed with the Commission on February 2, 2011.

•	Tiger Global Management, LLC reported that it divested its entire 6.6% ownership of our ordinary shares in Amendment No. 2 to a report on Schedule 13G filed with the Commission on February 12, 2010.

None of our major shareholders have different voting rights from our other shareholders.

As at June 30, 2012, 14,573,215 of our ordinary shares, representing 29.07% of our outstanding ordinary shares, were held by a total of 24 holders of record with addresses in the US. As at the same date, 34,979,896 of our ADSs (representing 34,979,896 ordinary shares), representing 69.77% of our outstanding ordinary shares, were held by one registered holder of record with addresses in and outside of the US. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. All holders of our ordinary shares are entitled to the same voting rights.

We have entered into a Registration Rights Agreement dated October 12, 2011, or the Registration Rights Agreement, pursuant to which we have granted, subject to certain conditions, to Warburg Pincus certain demand registration rights. These demand rights entitle these shareholders to require us to use our reasonable efforts to prepare and file, on not more than two occasions, a shelf registration statement on Form F-3 or, if we are not eligible to file a registration statement on Form F-3, a non-shelf registration statement on Form F-1, under the Securities Act. The request for registration must cover at least that number of shares with an aggregate proposed offering price, net of underwriting commissions, of at least US$2 million. Pursuant to the Registration Rights Agreement, we have also granted, subject to certain conditions, to Warburg Pincus certain piggy-back registration rights entitling these shareholders to sell their ordinary shares in a registered offering of our company. In connection with an underwritten offering pursuant to a registration under the Registration Rights Agreement, if, in the opinion of the managing underwriter, it is appropriate because of marketing and other factors, to limit the number of shares to be included in the offering, then only that number of shares which the managing underwriter believes could be included in the offering would be included, with any shares proposed to be sold by our company having priority of inclusion in the offering. We are entitled in certain circumstances, including the existence of material non-public information, to defer filing a registration statement pursuant to a demand request or suspend any sales pursuant to an effective registration statement.

We have agreed to bear the expenses incurred in connection with such registrations, excluding underwriting discounts and commissions and selling shareholders’ legal fees. We have also agreed, under certain circumstances, to indemnify these shareholders and the underwriters in connection with such registrations. These shareholders have agreed to indemnify us and the underwriters in connection with any such registrations provided that their obligation to indemnify is limited to the amount of sale proceeds received by them.

Pursuant to the terms of the Registration Rights Agreement, we are prohibited from entering into any merger, consolidation or reorganization in which our company will not be the surviving corporation unless the successor corporation agrees to assume the obligations and duties of the company under the Registration Rights Agreement.

These registration rights will expire at the earlier of the date on which these shareholders cease to own any “registrable shares” (as defined in the Registration Rights Agreement) and the sixth anniversary of the Registration Rights Agreement. The ordinary shares owned by these shareholders cease to be “registrable shares” when they are able to sell freely their shares without any restriction pursuant to Rule 144 of the Securities Act.

We have filed the shelf registration statement on Form F-3 (File No. 333-177250) on October 12, 2011 and amended it on November 22, 2011 pursuant to the Registration Rights Agreement.

B. Related Party Transactions

(Amounts in thousands)

Since fiscal 2003, we have entered into agreements with certain investee companies of one of our principal shareholders, Warburg Pincus, to provide business process outsourcing services. These investee companies are companies in which Warburg Pincus has 10% or more beneficial share ownership. In fiscal 2012, 2011 and 2010, these investee companies in the aggregate accounted for $3,954, $3,752 and $2,625, respectively. We have also entered into agreements with certain other investee companies of Warburg Pincus under which we receive certain enterprise resource planning services from them. In fiscal 2012, 2011 and 2010, these investee companies in the aggregate accounted for $nil, $20 and $nil in expenses, respectively.

On January 1, 2005, we entered into an agreement with Datacap Software Private Limited, or Datacap, pursuant to which Datacap granted us the license to use its proprietary IT-enabled services software program. Johnson J. Selvadurai, our Managing Director — Europe, is a principal shareholder of Datacap. In fiscal 2012, 2011 and 2010, we paid $nil, $1 and $5, respectively, for the license under the agreement. In fiscal 2012, 2011 and 2010, we paid Datacap $29, $nil and $2, respectively, for purchases of computers and software.

In the fiscal 2011, we paid $55 to SIFE India, a non-profit company at which Mr. Keshav R. Murugesh, our director, held directorship.

In the fiscal 2012, we paid $8 to HDFC Ergo General Insurance Company Limited towards travel insurance for the employees of our company, where our director, Mr. Deepak S. Parekh, is the Chairman of the Board of Directors.

In March 2008, we entered into an agreement with Singapore Telecommunications Limited, or Singtel, for the provision of lease line services. Our director, Mr. Deepak S. Parekh, was an executive director of Singtel until July 2010. In fiscal 2012, 2011 and 2010 we paid Singtel $nil, $161 and $319, respectively, for such services.

In fiscal 2012, 2011 and 2010, we paid $5, $nil and $4, respectively, to The Indian Hotels Company Limited towards hiring of accommodation and related services. Our director, Mr. Deepak S. Parekh, is a director of The Indian Hotels Company Limited.

Principal Accountant Fees and Services

Grant Thornton India LLP has served as our independent public accountant for the fiscal year ended March 31, 2012. Prior to fiscal 2011, Ernst & Young served as our independent public accountant for fiscal year ended March 31, 2010 and the subsequent interim reporting period through August 31, 2010. The following table shows the fees we paid or accrued for the audit and other services provided by Grant Thornton India LLP for the years ended March 31, 2012 and March 31, 2011, and the fees we paid or accrued for the audit and other services provided by our former independent auditor, Ernst & Young for the interim reporting period from March 31, 2010 through August 31, 2010.

	Fiscal
	2012	2011(1)	2011(2)
Audit fees	$374,000	$499,000	$200,000
Audit-related fees	261,700	28,250	101,000
Tax fees	6,000	6,000	—

Notes:

(1)	Fees of Grant Thornton India LLP.
(2)	Fees of Ernst & Young.

Audit fees. This category consists of fees billed for the audit of financial statements, quarterly review of financial statements and other audit services, which are normally provided by the independent auditors in connection with statutory and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and include the group audit; statutory audits required by non-US jurisdictions; comfort letters and consents; attest services; and assistance with and review of documents filed with the Commission.

Audit-related fees. This category consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include service tax certifications, advisory services relating to financial reporting in interactive data format (XBRL) and SAS 70 audits.

Tax fees. This category includes fees billed for tax compliance services, including tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from taxing authorities and tax planning services.

Audit Committee Pre-approval Process

Our Audit Committee reviews and pre-approves the scope and the cost of all audit and permissible non-audit services performed by our independent auditor. All of the services provided by Grant Thornton India LLP during the last fiscal year have been pre-approved by our Audit Committee.

STOCK PERFORMANCE GRAPH

The stock performance graph below shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the U.S. Securities Act of 1933, as amended, or under the Exchange Act (collectively, the “Acts”), except to the extent the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts. This graph below compares the total shareholder return of the Company’s ADSs, each represented by one ordinary share, with the S&P 500 Index, the NYSE Composite Index and our peer group index over a period from July 26, 2006 to March 31, 2012. Our peer group index is constructed based on the following selected peer group of companies: Infosys Technologies Limited, Wipro Limited, Cognizant Technology Solutions Corporation, Tata Consultancy Services Limited (trading on the Bombay Stock Exchange and

National Stock Exchange, India) and Exlservice Holdings, Inc. and Genpact Limited. The Company believes that these companies most closely resemble business mix and that their performance is representative of its industry. The returns of the component entities of the Company’s peer group index are weighed according to the market capitalization of each entity as of the beginning of each period for which a return is presented. July 26, 2006 was the first day of trading in the Company’s ADSs. The total shareholder return assumes US$100 invested at the beginning of the period in the Company’s ADSs, the S&P 500 Index, the NYSE composite Index and our peer group index. It also assumes reinvestment of all dividends. Pursuant to the rules and interpretations of the Commission, the graph is calculated using, as the beginning measurement point, the closing price of the Company’s ADSs on July 26, 2006, which was US$24.50. The initial public offering price of the Company’s ADSs was US$20.00 per share.

Cumulative Total Return

Based upon an initial investment of US$100 on July 26, 2006 with dividends reinvested